Exhibit 99.1

Scotiabank to hold 188th Annual General Meeting by webcast and teleconference

April 1, 2020 Toronto – Scotiabank today announced that its 188th Annual Meeting of Common Shareholders will be held exclusively via webcast and teleconference. The Board of Directors made the decision to alter the meeting format following directives from public health and government authorities regarding enhanced restrictions for public gatherings and social distancing. As a result of these restrictions, in-person attendance of the meeting will not be possible this year.

Scotiabank’s 188th Annual Meeting of Common Shareholders will be held on April 7, 2020, at 9 a.m. EDT.

Shareholders are strongly encouraged to vote in advance of the meeting. Scotiabank has enabled the following remote channels to facilitate shareholder participation:

•	All shareholders are invited to join the annual meeting and pose questions through a live webcast as well as a conference call;

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Non-registered (beneficial) owners who hold shares through an intermediary such as a securities broker, trustee or financial institution can vote their shares and pose questions via a separate webcast using the control number on their voting instruction form; and

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Registered owners who hold shares directly can use the control number on their form of proxy to vote their shares using the online and fax options outlined on the form, or via telephone at 1-866-732-8683.

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Shareholders who have appointed another person (called a proxyholder) to participate and vote on their behalf at the meeting are asked to contact the Bank or Computershare before the meeting using the contact information provided below.

Please note: the proxy materials previously distributed will not be updated and may continue to be used to vote individual shares in connection with the annual meeting.

Shareholders are encouraged to visit scotiabank.com/annualmeeting regularly for updates.

Individuals with questions can contact:

•	Investor Relations at (416) 775-0798 or investor.relations@scotiabank.com

•	Corporate Governance Office at (416) 866-3672 or corporate.secretary@scotiabank.com

•	Computershare Trust Company of Canada at 1-877-982-8767 or service@computershare.com

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For media inquiries only:

Laura Mergelas, Global Communications

laura.mergelas@scotiabank.com

416-285-2639